UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Amplitude, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

03213A104**

(CUSIP Number)

SC US (TTGP), Ltd.

2800 Sand Hill Road

Suite 101

Menlo Park, CA 94025

Attention: Douglas M. Leone

Telephone: (650) 854-3927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

February 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s Class A Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS, L.P. (“SC GGF III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,554,932, of which 2,554,932 shares are Class B Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,554,932, of which 2,554,932 shares are Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,554,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. GROWTH FUND VIII, LP (“SEQUOIA CAPITAL U.S. GROWTH FUND VIII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,330,200, of which 5,330,200 shares are Class B Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,330,200, of which 5,330,200 shares are Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,330,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. VENTURE 2010 –SEED FUND, L.P. (“USV 2010 –SEED”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 235,201
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 235,201

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,201
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. GROWTH FUND IX, L.P. (“SEQUOIA CAPITAL U.S. GROWTH FUND IX”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,225,077
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,225,077

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,225,077
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX, L.P. (“SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 95,885
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 95,885

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,885
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND, L.P. (“SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 242,788
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 242,788

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 242,788
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SCGGF III –ENDURANCE PARTNERS MANAGEMENT, L.P. (“SCGGF III—ENDURANCE PARTNERS MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

  2,554,932 shares, of which 2,554,932 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS. The General Partner of SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS is SCGGF III –ENDURANCE PARTNERS MANAGEMENT.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

  2,554,932 shares, of which 2,554,932 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS. The General Partner of SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS is SCGGF III –ENDURANCE PARTNERS MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,554,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. GROWTH VIII MANAGEMENT, L.P. (“SC U.S. GROWTH VIII MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

  5,330,200 shares, of which 5,330,200 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VIII. The General Partner of SEQUOIA CAPITAL U.S. GROWTH FUND VIII is SC U.S. GROWTH VIII MANAGEMENT.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

  5,330,200 shares, of which 5,330,200 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VIII. The General Partner of SEQUOIA CAPITAL U.S. GROWTH FUND VIII is SC U.S. GROWTH VIII MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,330,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. VENTURE 2010 MANAGEMENT, L.P. (“USV 2010 MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 235,201 shares, of which 235,201 shares of Class A Common Stock are directly owned by USV 2010—SEED. The General Partner of USV 2010—SEED is USV 2010 MANAGEMENT.
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 235,201 shares, of which 235,201 shares of Class A Common Stock are directly owned by USV 2010—SEED. The General Partner of USV 2010—SEED is USV 2010 MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,201
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. GROWTH IX MANAGEMENT, L.P. (“SC U.S. GROWTH IX MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

  2,563,750 shares, of which 2,225,077 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND IX, 95,885 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX and 242,788 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND IX, SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX and SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND is SC U.S. GROWTH IX MANAGEMENT.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

  2,563,750 shares, of which 2,225,077 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND IX, 95,885 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX and 242,788 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND IX, SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX and SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND is SC U.S. GROWTH IX MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,563,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC US (TTGP), LTD. (“SC US (TTGP)”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

  10,684,083 shares, of which 2,554,932 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS, 5,330,200 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VIII, 235,201 shares of Class A Common Stock are directly owned by USV 2010—SEED, 2,225,077 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND IX, 95,885 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX and 242,788 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND. The General Partner of SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS is SCGGF III –ENDURANCE PARTNERS MANAGEMENT. The General Partner of SEQUOIA CAPITAL U.S. GROWTH FUND VIII is SC U.S. GROWTH VIII MANAGEMENT. The General Partner of USV 2010—SEED is USV 2010 MANAGEMENT. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND IX, SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX and SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND is SC U.S. GROWTH IX MANAGEMENT. SC US TTGP is the General Partner of each of SCGGF III –ENDURANCE PARTNERS MANAGEMENT, SC U.S. GROWTH VIII MANAGEMENT, USV 2010 MANAGEMENT and SC U.S. GROWTH IX MANAGEMENT.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

  10,684,083 shares, of which 2,554,932 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS, 5,330,200 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VIII, 235,201 shares of Class A Common Stock are directly owned by USV 2010—SEED, 2,225,077 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND IX, 95,885 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX and 242,788 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND. The General Partner of SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS is SCGGF III –ENDURANCE PARTNERS MANAGEMENT. The General Partner of SEQUOIA CAPITAL U.S. GROWTH FUND VIII is SC U.S. GROWTH VIII MANAGEMENT. The General Partner of USV 2010—SEED is USV 2010 MANAGEMENT. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND IX, SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX and SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND is SC U.S. GROWTH IX MANAGEMENT. SC US TTGP is the General Partner of each of SCGGF III –ENDURANCE PARTNERS MANAGEMENT, SC U.S. GROWTH VIII MANAGEMENT, USV 2010 MANAGEMENT and SC U.S. GROWTH IX MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,684,083
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.3%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. DOUGLAS LEONE (“DL”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) IN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

  2,554,932, of which 2,554,932 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS. The General Partner of SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS is SCGGF III –ENDURANCE PARTNERS MANAGEMENT. The General Partner of SCGGF III –ENDURANCE PARTNERS MANAGEMENT is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS are Messrs. DL and RB.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

  2,554,932, of which 2,554,932 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS. The General Partner of SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS is SCGGF III –ENDURANCE PARTNERS MANAGEMENT. The General Partner of SCGGF III –ENDURANCE PARTNERS MANAGEMENT is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS are Messrs. DL and RB.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,554,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. ROELOF BOTHA (“RB”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) IN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

  2,554,932, of which 2,554,932 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS. The General Partner of SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS is SCGGF III –ENDURANCE PARTNERS MANAGEMENT. The General Partner of SCGGF III –ENDURANCE PARTNERS MANAGEMENT is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS are Messrs. DL and RB.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

  2,554,932, of which 2,554,932 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS. The General Partner of SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS is SCGGF III –ENDURANCE PARTNERS MANAGEMENT. The General Partner of SCGGF III –ENDURANCE PARTNERS MANAGEMENT is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS are Messrs. DL and RB.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,554,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”), of Amplitude, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 201 Third Street, Suite 200, San Francisco, California 94103.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Sequoia Capital Global Growth Fund III – Endurance Partners, L.P., a Cayman Islands limited partnership (“SC GGF III”); (ii) Sequoia Capital U.S. Growth Fund VIII, L.P., a Delaware limited partnership (“Sequoia Capital U.S. Growth Fund VIII”); (iii) Sequoia Capital U.S. Venture 2010—Seed Fund, L.P., a Cayman Islands limited partnership (“USV 2010 –SEED”), (iv) Sequoia Capital U.S. Growth Fund IX, L.P., a Cayman Islands limited partnership (“Sequoia Capital U.S. Growth Fund IX”); (v) Sequoia Capital U.S. Growth Partners Fund IX, L.P., a Cayman Islands limited partnership (“Sequoia Capital U.S. Growth Partners Fund IX”); (vi) Sequoia Capital U.S. Growth IX Principals Fund, L.P., a Cayman Islands limited partnership (“Sequoia Capital U.S. Growth IX Principals Fund”); (vii) Sequoia Capital Global Growth Fund III – Endurance Partners Management, L.P., a Cayman Islands limited partnership (“SC GGF III Management”); (vii) SC U.S. Growth VIII Management, L.P., a Cayman Islands limited partnership (“SC U.S. Growth VIII Management”); (ix) SC U.S. Venture 2010 Management, L.P., a Cayman Islands limited partnership (“USV 2010 Management”); (x) SC U.S. Growth IX Management, L.P., a Cayman Islands limited partnership (“SC U.S. Growth IX Management”); (xi) SC US (TTGP), Ltd., a Cayman Islands limited liability company (“SC US TTGP”); (xii) Douglas Leone, a citizen of the USA (“DL”); and (xiii) Roelof Botha, a citizen of the USA (“RB”). The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of the Reporting Persons is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(c) The principal occupation or employment of each of SC GGF III, Sequoia Capital U.S. Growth Fund VIII, USV 2010 –SEED, Sequoia Capital U.S. Growth Fund IX, Sequoia Capital U.S. Growth Partners Fund IX and Sequoia Capital U.S. Growth IX Principals Fund is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of SC GGF III MGMT is to serve as general partner of SC GGF III. The principal occupation or employment of SC U.S. Growth VIII Management is to serve as the general partner of Sequoia Capital U.S. Growth Fund VIII. The principal occupation or employment of USV 2010 Management is to serve as general partner of USV 2010 –SEED. The principal occupation or employment of SC U.S. Growth IX Management is to serve as general partner of each of Sequoia Capital U.S. Growth Fund IX, Sequoia Capital U.S. Growth Partners Fund IX and Sequoia Capital U.S. Growth IX Principals Fund. The principal occupation or employment of SC US (TTGP) is to serve as general partner of each of SC GGF III MGMT, SC U.S. Growth VIII Management, USV 2010 Management and SC U.S. Growth IX Management. RB and DL are engaged through private investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. RB and DL are managing members of SC GGF III.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SC GGF III, USV 2010 –SEED, Sequoia Capital U.S. Growth Fund IX, Sequoia Capital U.S. Growth Partners Fund IX, Sequoia Capital U.S. Growth IX Principals Fund, SC GGF III Management, SC U.S. Growth VIII Management, USV 2010 Management, SC U.S. Growth IX Management and SC US (TTGP) are each organized under the laws of the Cayman Islands. Sequoia Capital U.S. Growth Fund VIII is organized under the laws of Delaware. DL and RB are citizens of the USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

Immediately prior to the effectiveness of the Company’s initial public offering, the Reporting Persons owned 5,835,599 shares of Series D Redeemable Convertible Preferred Stock, 387,442 shares of Series E Redeemable Convertible Preferred Stock and 3,123,057 shares of Series F Redeemable Convertible Preferred Stock (together, the “Preferred Convertible Stock”) and 212,639 shares of Common Stock for which it had paid a total of $160,665,223. Upon effectiveness of the Company’s initial public offering, the Company’s Preferred Convertible Stock and Common Stock held by the Reporting Persons were converted into 7,885,132 shares of Class B Common Stock. The Reporting Persons also received 235,201 shares of Class A Common Stock from a third party investment fund as part of an in kind distribution by such fund and acquired an additional 2,563,750 shares of Class A Common Stock through open market purchases following the Company’s initial public offering. The funds for the Reporting Persons’ purchase of the Preferred Convertible Stock were capital contributions by the partners of such Reporting Persons and the available funds of such entities.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire. In addition, the Reporting Persons may engage in discussions with management and members of the Board regarding the Company, including, but not limited to, the Company’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Class A Common Stock and Class B Common Stock and the percentage of total outstanding Class A Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Common Stock in this Statement are based upon the 53,879,646 shares of Class A Common Stock stated to be outstanding as of November 3, 2021, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021. The Reporting Persons may be deemed to beneficially own an aggregate of 2,798,951 shares of Class A Common Stock and 7,885,132 shares of Class B Common Stock, which constitutes approximately 17.3% of the Company’s Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SC GGF III beneficially owns 2,554,932 shares of Class B Common Stock, which represents approximately 4.5% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act. RB and DL are the managing members of SC GGF III. RB and DL disclaim beneficial ownerships of all such shares except to the extent of their individual pecuniary interest therein.

Sequoia Capital U.S. Growth Fund VIII beneficially owns 5,330,200 shares of Class B Common Stock, which represents approximately 9.0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

USV 2010—SEED beneficially owns 235,201 shares of Class A Common Stock, which represents approximately 0.4% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth Fund IX beneficially owns 2,225,077 shares of Class A Common Stock, which represents approximately 4.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth Partners Fund IX beneficially owns 95,885 shares of Class A Common Stock, which represents approximately 0.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth IX Principals Fund beneficially owns 242,788 shares of Class A Common Stock, which represents approximately 0.5% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC GGF III Management, as the general partner of SC GGF III, may be deemed to beneficially own an aggregate of 2,554,932 shares of Class B Common Stock, which represents approximately 4.5% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. Growth VIII Management, as the general partner of Sequoia Capital U.S. Growth Fund VIII, may be deemed to beneficially own an aggregate of 5,330,200 shares of Class B Common Stock, which represents approximately 9.0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

USV 2010 Management, as the general partner of USV 2010—SEED, may be deemed to beneficially own an aggregate of 235,201 shares of Class A Common Stock, which represents approximately 0.4% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. Growth IX Management, as the general partner of each of Sequoia Capital U.S. Growth Fund IX, Sequoia Capital U.S. Growth Partners Fund IX and Sequoia Capital U.S. Growth IX Principals Fund, may be deemed to beneficially own an aggregate of 2,563,750 shares of Class A Common Stock, which represents approximately 4.8% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US (TTGP), as the general partner of each of SC GGF III Management, SC U.S. Growth VIII Management, USV 2010 Management and SC U.S. Growth IX Management, may be deemed to beneficially own an aggregate of 10,684,083 shares of Class B Common Stock, which represents approximately 17.3% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except as described in Item 3 above and in this Item 5(c), the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days. Annex A attached hereto sets forth the transactions in the Class A Common Stock that were effected during the past 60 days. The transactions in the Class A Common Stock described on Annex A were effected on securities exchanges unless otherwise indicated therein.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

99.1	Joint Filing Agreement dated as of March 4, 2022, by and among SC GGF III, Sequoia Capital U.S. Growth Fund VIII, USV 2010 –SEED, Sequoia Capital U.S. Growth Fund IX, Sequoia Capital U.S. Growth Partners Fund IX, Sequoia Capital U.S. Growth IX Principals Fund, SC GGF III Management, SC U.S. Growth VIII Management, USV 2010 Management, SC U.S. Growth IX Management, SC US (TTGP), DL and RB.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 4, 2022

Sequoia Capital Global Growth Fund III – Endurance Partners, LP

By:	SCGGF III –Endurance Partners Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

Sequoia Capital U.S. Growth Fund VIII, L.P.

By:	SC U.S. Growth VIII Management, L.P., its General Partner

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

Sequoia Capital U.S. Venture 2010—Seed Fund, L.P.

By:	SC U.S. Venture 2010 Management, L.P., its General Partner

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

Sequoia Capital U.S. Growth Fund IX, L.P.

By: SC U.S. Growth IX Management, L.P., its General Partner

By:	SC US (TTGP), Ltd.,
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director
Sequoia Capital U.S. Growth Partners Fund IX, L.P.

By: SC U.S. Growth IX Management, L.P., its General Partner

By:	SC US (TTGP), Ltd.,
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

Sequoia Capital U.S. Growth IX Principals Fund, L.P.

By: SC U.S. Growth IX Management, L.P., its General Partner

By:	SC US (TTGP), Ltd.,
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

SCGGF III –Endurance Partners Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

SC U.S. Growth VIII Management, L.P.

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

SC U.S. Venture 2010 Management, L.P.

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

SC U.S. Growth IX Management, L.P., By: SC US (TTGP), Ltd., its General Partner By: /s/ Douglas Leone Douglas Leone, Director SC US (TTGP), Ltd.

By:	/s/ Douglas Leone
Douglas Leone, Director

Douglas Leone

By:	/s/ Douglas Leone

Roelof Botha

By:	/s/ Roelof Botha

Annex A

Transactions in Common Stock

(60-day period ended March 4, 2022)

Reporting Person	Trade Date	Amount	Trade Price		Buy/Sell	Execution Type
Sequoia Capital U.S. Growth Fund IX, L.P.	2/18/22	146,436	$17.4936	(1)	Buy	Nasdaq
Sequoia Capital U.S. Growth Fund IX, L.P.	2/18/22	336,696	$18.4952	(2)	Buy	Nasdaq
Sequoia Capital U.S. Growth Fund IX, L.P.	2/18/22	706,285	$19.211	(3)	Buy	Nasdaq
Sequoia Capital U.S. Growth Fund IX, L.P.	2/18/22	394,499	$20.1427	(4)	Buy	Nasdaq
Sequoia Capital U.S. Growth Partners Fund IX, L.P.	2/18/22	6,310	$17.4936	(1)	Buy	Nasdaq
Sequoia Capital U.S. Growth Partners Fund IX, L.P.	2/18/22	14,509	$18.4952	(2)	Buy	Nasdaq
Sequoia Capital U.S. Growth Partners Fund IX, L.P.	2/18/22	30,436	$19.211	(3)	Buy	Nasdaq
Sequoia Capital U.S. Growth Partners Fund IX, L.P.	2/18/22	17,000	$20.1427	(4)	Buy	Nasdaq
Sequoia Capital U.S. Growth IX Principals Fund, L.P.	2/18/22	15,978	$17.4936	(1)	Buy	Nasdaq
Sequoia Capital U.S. Growth IX Principals Fund, L.P.	2/18/22	36,738	$18.4952	(2)	Buy	Nasdaq
Sequoia Capital U.S. Growth IX Principals Fund, L.P.	2/18/22	77,066	$19.211	(3)	Buy	Nasdaq
Sequoia Capital U.S. Growth IX Principals Fund, L.P.	2/18/22	43,046	$20.1427	(4)	Buy	Nasdaq
Sequoia Capital U.S. Growth Fund IX, L.P.	2/22/22	272,258	$20.0108	(5)	Buy	Nasdaq
Sequoia Capital U.S. Growth Fund IX, L.P.	2/22/22	207,284	$20.6755	(6)	Buy	Nasdaq
Sequoia Capital U.S. Growth Partners Fund IX, L.P.	2/22/22	11,732	$20.0108	(5)	Buy	Nasdaq
Sequoia Capital U.S. Growth Partners Fund IX, L.P.	2/22/22	8,933	$20.6755	(6)	Buy	Nasdaq
Sequoia Capital U.S. Growth IX Principals Fund, L.P.	2/22/22	29,707	$20.0108	(5)	Buy	Nasdaq
Sequoia Capital U.S. Growth IX Principals, L.P.	2/22/22	22,618	$20.6755	(6)	Buy	Nasdaq
Sequoia Capital U.S. Growth Fund IX, L.P.	2/23/22	158,102	$20.5018	(7)	Buy	Nasdaq
Sequoia Capital U.S. Growth Fund IX, L.P.	2/23/22	3,515	$21.0906	(8)	Buy	Nasdaq
Sequoia Capital U.S. Growth Partners Fund IX, L.P.	2/23/22	6,814	$20.5018	(7)	Buy	Nasdaq
Sequoia Capital U.S. Growth Partners Fund IX, L.P.	2/23/22	17,251	$21.0906	(8)	Buy	Nasdaq
Sequoia Capital U.S. Growth IX Principals, L.P.	2/23/22	384	$20.5018	(7)	Buy	Nasdaq
Sequoia Capital U.S. Growth Fund IX, L.P.	2/23/22	151	$21.0906	(8)	Buy	Nasdaq

(1)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $16.7900 to $17.7899. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(2)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $17.7900 to $18.7899. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(3)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $18.7900 to $19.7899. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(4)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $19.7900 to $20.6900. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(5)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $19.3200 to $20.3199. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(6)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $20.3200 to $21.3100. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(7)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $20.0500 to $21.0499. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(8)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $21.0500 to $21.1200. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.